THOMAS MARTIN
                                                      (612) 340-8706
                                                      FAX (612) 340-7800
                                                      martin.tom@dorsey.com




                                  October 14, 2005



Michael McTiernan
Charito A. Mittelman
Securities & Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Re:  AEI Income & Growth Fund 26 LLC
     Amendment No. 4 to Registration Statement on Form SB-2
     Registration No. 333-125266

Dear Mr. McTiernan and Ms. Mittelman:

    We are filing simultaneous with this letter via Edgar, Amendment No. 4 to the above referenced Registration Statement. This amendment adds the footnote disclosure to the financial statements of the registrant relating to the interim period that you requested, and also makes changes to the cover, the use of proceeds section, and the distribution section to separate commissions from the nonaccountable expense allowance in accordance with final comments from the National Association of Securities Dealers, Inc..

    We hope to contact you this afternoon to confirm that the Commission will accept a request for acceleration of the effective date of the registration statement, consistent with the timing and requirements of Rules 460 and 461, and to file such a request upon the Commission's confirmation.

       Please contact the undersigned at 612-340-8706 if you have any questions regarding this filing.

                                     Very truly yours



                                     Thomas Martin